Exhibit 99.13

Number: BC1222593

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROOKFIELD RENEWABLE HOLDINGS CORPORATION

- i -

TABLE OF CONTENTS

(continued)

- ii -

Number: BC1222593

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROOKFIELD RENEWABLE HOLDINGS CORPORATION

(THE “COMPANY”)

PART 1

INTERPRETATION

Definitions

1.1 In these Articles, unless the context otherwise requires:

(a) “Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b) “Additional Dividends” has the meaning as provided in §26.2;

(c) “affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(d) “BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(e) “BEP-Affiliated Class A.2 Shareholder” means BEP or a Person Controlled by BEP to the extent BEP or such other Person holds Class A.2 Shares;

(f) “BEPC” means Brookfield Renewable Corporation, a company incorporated under the laws of British Columbia, Canada;

(g) “BEPC Class A Share” means a class A exchangeable subordinate voting share of BEPC;

(h) “BEPC Class A Share Amount” has the meaning as provided in §27.11;

(i) “BEPC Class A Share Value” means, with respect to a BEPC Class A Share on a particular date, the market price of a BEPC Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BEPC Class A Shares are listed on a U.S. National Securities Exchange, the closing price per BEPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BEPC Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BEPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BEPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BEPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BEPC Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one BEPC Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(j) “BEPC Distributed Right” has the meaning as provided in clause (iv) of the definition of “Conversion Factor” below;

(k) “BEP Distributed Right” has the meaning as provided in clause (iii) of the definition of “Conversion Factor” below;

(l) “BEP Distribution Declaration Date” means the date on which the BEP GP declares any distribution on the BEP Units;

(m) “BEP GP” means the general partner of BEP from time to time;

(n) “BEP Liquidation Event” has the meaning as provided in §26.23;

(o) “BEP Unit” means a limited partnership interest in BEP representing a fractional part of all the limited partnership interests in BEP, other than a preferred limited partnership interest, and which limited partnership interest is designated by BEP as an “Equity Unit” (as defined in the Amended and Restated Limited Partnership Agreement of BEP dated as of November 20, 2011), and includes any limited partnership interest or other equity interest of BEP into which such BEP Unit is converted or for which such BEP Unit is exchanged;

(p) “BEP Units Amount” means, with respect to each Tendered Share, such number of BEP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Shares;

(q) “BEP Unit Value” means, with respect to a BEP Unit on a particular date, the market price of a BEP Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BEP Units are listed on a U.S. National Securities Exchange, the closing price per BEP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BEP Units are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BEP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BEP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BEP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BEP Units are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met, then the amount that a holder of one BEP Unit would receive if each of the assets of BEP were sold for its fair market value on such date, BEP were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement;

(r) “BN” means Brookfield Corporation, a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(s) “BN Group” means Brookfield Corporation and its Subsidiaries;

(t) “board of directors”, “directors” and “board” mean the directors or sole director of the Company as applicable;

(u) “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or required by Law to close;

(v) “Cash Amount” means (a) with respect to each Tendered Class A.1 Share, an amount in cash equal to the product of (i) the applicable BEP Units Amount for such Tendered Class A.1 Share multiplied by (ii) the BEP Unit Value as of the applicable Valuation Date, (b) with respect to each Tendered Class B Share and Tendered Class C Share, an amount in cash equal to the BEP Unit Value for such Tendered Class B Share or Tendered Class C Share, as applicable, and (c) with respect to each Tendered Class A.2 Share, an amount in cash equal to the product of (i) the applicable BEP Units Amount for such Tendered Class A.2 Share multiplied by the BEP Unit Value as of the applicable Valuation Date or (ii) the applicable BEPC Class A Share Amount for such Tendered Class A.2 Share multiplied by the BEPC Class A Share Value as of the applicable Valuation Date, as applicable;

(w) “Class A Senior Preferred Share” means a class A senior preferred share of the Company;

(x) “Class A.1 Distributed Right” has the meaning as provided in clause (viii) of the definition of “Conversion Factor” below;

(y) “Class A.1 Exchange Consideration” has the meaning as provided in §26.14;

(z) “Class A.1 Liquidation Amount” has the meaning as provided in §26.23;

(aa) “Class A.1 Redemption Consideration” has the meaning as provided in §26.21;

(bb) “Class A.1 Share” means a class A.1 exchangeable subordinate voting share of the Company;

(cc) “Class A.1 Shareholder” means a holder of Class A.1 Shares;

(dd) “Class A.2 Distributed Right” has the meaning as provided in clause (viii) of the definition of “Conversion Factor” below;

(ee) “Class A.2 Dividend” has the meaning as provided in §27.2;

(ff) “Class A.2 Exchange Consideration” has the meaning as provided in §27.13;

(gg) “Class A.2 Liquidation Amount” has the meaning as provided in §27.26;

(hh) “Class A.2 Redemption Consideration” has the meaning as provided in §27.22;

(ii) “Class A.2 Share” means a class A.2 exchangeable non-voting share of the Company;

(jj) “Class A.2 Share Consideration” has the meaning as provided in §27.11;

(kk) “Class A.2 Shareholder” means a holder of Class A.2 Shares;

(ll) “Class B Junior Preferred Share” means a class B junior preferred share of the Company;

(mm) “Class B Retraction Amount” has the meaning as provided in §28.11;

(nn) “Class B Retraction Right” has the meaning as provided in §28.11;

(oo) “Class B Share” means a class B multiple voting share of the Company;

(pp) “Class B Shareholder” means a holder of Class B Shares;

(qq) “Class C Retraction Amount” has the meaning as provided in §29.8;

(rr) “Class C Retraction Right” has the meaning as provided in §29.8;

(ss) “Class C Share” means a class C non-voting share of the Company;

(tt) “Class C Shareholder” means a holder of Class C Shares;

(uu) “Close of Business” means 5:00 p.m., Eastern Time;

(vv) “Company” means Brookfield Renewable Holdings Corporation;

(ww) “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A controls B for this purpose;

(xx) “Conversion Factor” means 1.0; provided that in the event that:

(i)

BEP (a) declares or pays a distribution on its outstanding BEP Units wholly or partly in BEP Units; (b) splits or subdivides its outstanding BEP Units or (c) effects a reverse unit split or otherwise combines or reclassifies its outstanding BEP Units into a smaller number of BEP Units, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BEP Units issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BEP Units (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (i) shall become effective immediately after the Open of Business on the Record Date for such distribution, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (i) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the BEP GP determines not to pay such distribution, to the Conversion Factor that would be in effect if such distribution had not been declared.

(ii)

BEPC (a) declares or pays a dividend on its outstanding BEPC Class A Shares wholly or partly in BEPC Class A Shares; (b) splits or subdivides its outstanding BEPC Class A Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding BEPC Class A Shares into a smaller number of BEPC Class A Shares, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BEPC Class A Shares issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BEPC Class A Shares (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (ii) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (ii) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date BEPC determines not to pay such dividend, to the Conversion Factor that would be in effect if such dividend had not been declared.

(iii)

BEP distributes any rights, options or warrants to all or substantially all holders of BEP Units to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BEP Units (or other securities convertible into, exchangeable for or exercisable for BEP Units) (each a “BEP Distributed Right”), then, as of the Record Date for the distribution of such BEP Distributed Rights or, if later, the time such BEP Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BEP Units issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BEP Distributed Rights become exercisable) plus the maximum number of BEP Units deliverable or purchasable under such BEP Distributed Rights and (B) the denominator of which shall be (x) the number of BEP Units issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BEP Units determined by dividing the minimum aggregate cash purchase price under such BEP Distributed Rights of the maximum number of BEP Units purchasable under such BEP Distributed Rights by the average of the BEP Unit Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BEP Distributed Rights become exercisable); provided, however, that, if any such BEP Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BEP Distributed Rights, to reflect a reduced maximum number of BEP Units or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (iii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BEP Units are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BEP Units actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BEP Distributed Rights, there shall be taken into account any consideration received by BEP for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BEP GP.

(iv)

BEPC distributes any rights, options or warrants to all or substantially all holders of BEPC Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BEPC Class A Shares (or other securities convertible into, exchangeable for or exercisable for BEPC Class A Shares) (each a “BEPC Distributed Right”), then, as of the Record Date for the distribution of such BEPC Distributed Rights or, if later, the time such BEPC Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BEPC Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BEPC Distributed Rights become exercisable) plus the maximum number of BEPC Class A Shares deliverable or purchasable under such BEPC Distributed Rights and (B) the denominator of which shall be (x) the number of BEPC Class A Shares issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BEPC Class A Shares determined by dividing the minimum aggregate cash purchase price under such BEPC Distributed Rights of the maximum number of BEPC Class A Shares purchasable under such BEPC Distributed Rights by the average of the BEPC Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BEPC Distributed Rights become exercisable); provided, however, that, if any such BEPC Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BEPC Distributed Rights, to reflect a reduced maximum number of BEPC Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (iv) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BEPC Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BEPC Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date BEPC determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BEPC Distributed Rights, there shall be taken into account any consideration received by BEPC for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by BEPC.

(v)	(A) BEP distributes to all or substantially all holders of BEP

Units evidences of its indebtedness or assets (including securities, but excluding distributions paid exclusively in cash, distributions referred to in clauses (i) or (iii) above or any Spin-off referred to in clause (v)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (iii) above), the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such distribution by a fraction (a) the numerator of which shall be the average of the BEP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution and (b) the denominator of which shall be the average of the BEP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution less the fair market value on the Record Date for such distribution (as determined by the BEP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BEP Unit.

Any adjustment under this clause (v)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BEP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BEP Unit is equal to or greater than the average BEP Unit Value referenced above in this clause (v)(A), in lieu of the foregoing adjustment, each Class A.1 Shareholder and Class A.2 Shareholder shall receive from the Company, in respect of each Class A.1 Share or Class A.2 Share, as applicable, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BEP Units), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BEP indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BEP Units equal to the Conversion Factor in effect immediately prior to the Record Date.

(B)

Where there has been a Spin-off, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such Spinoff by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BEP Unit distributed to BEP Unit holders over the Valuation Period plus the average of the BEP Unit Value over the Valuation Period and (b) the denominator of which shall be the average of the BEP Unit Value over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause (v)(B), in which case the Company shall be required to pay to the Class A.1 Shareholders and the Class A.2 Shareholders and the Class A.1 Shareholders and the Class A.2 Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A.1 Share or Class A.2 Share held, as applicable, calculated by multiplying the BEP Unit Value on the Record Date of such Spin-off by the amount the Conversion Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (v)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Class A.1 Shareholder or a Class A.2 Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date the BEP GP determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(vi)	(A) BEPC distributes to all or substantially all holders of BEPC

Units evidences of its indebtedness or assets (including securities, but excluding distributions paid exclusively in cash, distributions referred to in clauses (ii) or (iv) above or any Spin-off referred to in clause (vi)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (iv) above), the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such distribution by a fraction (a) the numerator of which shall be the average of the BEPC Class A Share Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution and (b) the denominator of which shall be the average of the BEPC Class A Share Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution less the fair market value on the Record Date for such distribution (as determined by BEPC) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BEPC Class A Share.

Any adjustment under this clause (vi)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date BEPC determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by BEPC) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BEPC Class A Share is equal to or greater than the average BEPC Class A Share Value referenced above in this clause (vi)(A), in lieu of the foregoing adjustment, each Class A.1 Shareholder and Class A.2 Shareholder shall receive from the Company, in respect of each Class A.1 Share or Class A.2 Share, as applicable, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BEPC Class A Shares), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BEPC indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BEPC Class A Shares equal to the Conversion Factor in effect immediately prior to the Record Date.

(B)

Where there has been a Spin-off, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such Spinoff by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BEPC Class A Share distributed to BEPC Class A Share holders over the Valuation Period plus the average of the BEPC Class A Share Value over the Valuation Period and (b) the denominator of which shall be the average of the BEPC Class A Share Value over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause (vi)(B), in which case the Company shall be required to pay to the Class A.1 Shareholders and the Class A.2 Shareholders and the Class A.1 Shareholders and the Class A.2 Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A.1 Share or Class A.2 Share held, as applicable, calculated by multiplying the BEPC Class A Share Value on the Record Date of such Spin-off by the amount the Conversion Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (vi)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Class A.1 Shareholder or a Class A.2 Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date BEPC determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(vii)

The Company (a) declares or pays a dividend on its outstanding Class A.1 Shares and Class A.2 Shares wholly or partly in Class A.1 Shares and Class A.2 Shares, as applicable; (b) splits or subdivides its outstanding Class A.1 Shares or Class A.2 Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A.1 Shares or Class A.2 Shares into a smaller number of Class A.1 Shares or Class A.2 Shares, as applicable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A.1 Shares or Class A.2 Shares, as applicable, issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A.1 Shares or Class A.2 Shares, as applicable (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (vii) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in this clause (vii) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the board of directors determines not to pay such dividend, to the Conversion Factor that would be in effect if such dividend had not been declared.

(viii)

The Company distributes any rights, options or warrants to all or substantially all holders of Class A.1 Shares or Class A.2 Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A.1 Shares or Class A.2 Shares, as applicable (or other securities convertible into, exchangeable for or exercisable for Class A.1 Shares or Class A.2 Shares) (each a “Class A.1 Distributed Right” or “Class A.2 Distributed Right”, as applicable), then, as of the Record Date for the distribution of such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, or, if later, the time such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A.1 Shares or Class A.2 Shares, as applicable, issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, become exercisable) plus (y) such number of Class A.1 Shares or Class A.2 Shares determined by dividing the minimum aggregate cash purchase price under such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, of the maximum number of Class A.1 Shares or Class A.2 Shares, as applicable, purchasable under such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, by the fair market value of such Class A.1 Shares or Class A.2 Shares, as applicable, and (B) the denominator of which shall be the number of Class A.1 Shares or Class A.2 Shares, as applicable, issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable become exercisable) plus the maximum number of Class A.1 Shares or Class A.2 Shares purchasable under such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable; provided, however, that, if any such Class A.1 Distributed Rights or Class A.2 Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, to reflect a reduced maximum number of Class A.1 Shares or Class A.2 Shares, as applicable, or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (viii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Class A.1 Distributed Rights or Class A.2 Distributed Rights, as applicable, become exercisable) for such issuance. To the extent that the Class A.1 Shares or Class A.2 Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be increased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A.1 Shares or Class A.2 Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be increased, effective as of the date the board of directors determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such Class A.1 Distributed Rights or Class A.2 Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the board of directors.

Any adjustment to the Conversion Factor shall be calculated up to four (4) decimal places.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with (a) an event described in clauses (i) through (iv) above if, in connection with such event, the Company makes a distribution of cash, Class A.1 Shares, Class A.2 Shares, BEPC Class A Shares, BEP Units and/or rights, options or warrants to acquire Class A.1 Shares, Class A.2 Shares, BEPC Class A Shares and/or BEP Units with respect to all applicable Class A.1 Shares and Class A.2 Shares, splits or otherwise subdivides the Class A.1 Shares or Class A.2 Shares, that, in the determination of the Company, is comparable as a whole in all material respects to such event, (b) an event described in clause (v) or (vi) above (other than clause (v)(B) and clause (vi)(B) above), if in connection with such event, the Company distributes to all or substantially all holders of Class A.2 Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines, the Class A.1 Shares or Class A.2 Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects (c) a Spin-off as described in clause (v)(B) or (vi)(B) above in connection with such event, the Company makes a distribution to the holders of the Class A.2 Shares of the share capital or similar equity interests distributed to BEP Unit or BEPC Class A Share holders in the Spin-off in an amount and on terms that are comparable in all material respects to such Spin-off, or (d) an event described in clauses (vii) through (viii) above if, in connection with such event, BEP and BEPC, respectively, make a distribution of cash, BEPC Class A Shares and BEP Units and/or rights, options or warrants to acquire BEPC Class A Shares and/or BEP Units with respect to all BEPC Class A Shares and BEP Units, splits or subdivides the BEPC Class A Shares and the BEP Units or effects a reverse split of, or otherwise combines or makes an offer for, the BEPC Class A Shares and the BEP Units, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event.

For greater certainty, if an event described in clauses (i) and (ii) or (iii) and (iv) takes place concurrently at BEP and BEPC, such event shall be considered one event, and the Conversion Factor shall only be adjusted once;

(yy) “Conversion Notice” has the meaning as provided in §27.29;

(zz) “Effective Date” means, with respect to an event described in clause (i) and (ii) of the definition of “Conversion Factor” above, the first date on which the BEP Units trade on the applicable exchange or in the applicable market, in a regular way, reflecting the relevant unit split, subdivision, reserve split, combination or reclassification, as applicable, and with respect to (vii) of the definition of “Conversion Factor” above, the date on which such share split, subdivision, reserve split, combination or reclassification, as applicable, is implemented by the Company;

(aaa) “Equivalent Dividend” has the meaning as provided in §26.2;

(bbb) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(ccc) “Exchange Date” means the date upon which a Tendering Class A.1 Shareholder’s Exchange Right or Tendering Class A.2 Shareholder’s Exchange Right, as applicable, has been satisfied by the delivery of the Class A.1 Exchange Consideration or Class A.2 Exchange Consideration to such Tendering Class A.1 Shareholder or Tendering Class A.2 Shareholder, as applicable, with respect to its Tendered Class A.1 Shares or Tendered Class A.2 Shares;

(ddd) “Exchange-Redemption Call Right” has the meaning as provided in §27.24;

(eee) “Exchange Right” means the right of each Class A.1 Shareholder or Class A.2 Shareholder, as applicable, to require the Company to redeem all or such portion of the Class A.1 Shares or Class A.2 Shares, as applicable, held in the name of such Class A.1 Shareholder or Class A.2 Shareholder;

(fff) “Ex-Dividend Date” means, in respect of a dividend or distribution on the applicable securities, (a) in the case of securities that trade on a stock exchange, (i) the date on which such securities are traded without an entitlement to such dividend or distribution or (ii) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid and (b) in the case of unlisted securities, the date after the record date for such dividend or distribution;

(ggg) “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(hhh) “Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(iii) “Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange (or, if listed on more than one U.S. National Securities Exchange, the U.S. National Securities Exchange with the greatest volume of trading by dollar value over the 12-month period preceding the date of the calculation); (ii) if such security is not listed on a U.S. National Securities Exchange but is listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iv) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and such security is not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose;

(jjj) “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(kkk) “legal personal representative” means the personal or other legal representative of the shareholder;

(lll) “Liquidation Call Consideration” has the meaning as provided in §26.26;

(mmm) “Liquidation Call Right” has the meaning as provided in §26.26;

(nnn) “Liquidation Date” has the meaning as provided in §26.23;

(ooo) “Liquidation Event” has the meaning as provided in §26.23;

(ppp) “Liquidation Reference Date” has the meaning as provided in §26.23;

(qqq) “Notice of Class A.1 Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit B hereto;

(rrr) “Notice of Class A.2 Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit C hereto;

(sss) “Notice of Class B Retraction” means a Notice of Retraction substantially in the form set forth on Exhibit D hereto;

(ttt) “Notice of Class C Retraction” means a Notice of Retraction substantially in the form set forth on Exhibit E hereto;

(uuu) “Notice of Exchange” means a Notice of Exchange substantially in the form set forth on Exhibit A hereto (or notice of the exercise of Exchange Rights in such other form as may be acceptable to the Company);

(vvv) “Open of Business” means 9:00 a.m., Eastern Time;

(www) “Ownership Cap” has the meaning set forth in §27.14;

(xxx) “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(yyy) “Preferred Shares” means the Class A Senior Preferred Shares and the Class B Junior Preferred Shares;

(zzz) “Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BEP Units, BEPC Class A Shares, Class A.1 Shares and/or Class A.2 Shares have the right to receive any cash, securities, assets or other property or in which BEP Units, BEPC Class A Shares, Class A.1 Shares and/or Class A.2 Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BEP Units, BEPC Class A Shares, Class A.1 Shares and/or Class A.2 Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BEP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(aaaa) “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(bbbb) “share” means a share in the share structure of the Company;

(cccc) “special majority” means the number of votes described in §11.2 which is required to pass a special resolution;

(dddd) “Specified Class A.1 Redemption Date” means, with respect to the Notice of Class A.1 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.1 Redemption to the Class A.1 Shareholder or such later day specified in such Notice of Class A.1 Redemption;

(eeee) “Specified Class A.2 Redemption Date” means, with respect to the Notice of Class A.2 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.2 Redemption to the Class A.2 Shareholder or such later day specified in such Notice of Class A.2 Redemption;

(ffff) “Specified Class B Retraction Date” means, with respect to each Notice of Class B Retraction, the thirtieth (30th) day following receipt of such Notice of Class B Retraction by the Company;

(gggg) “Specified Class C Retraction Date” means, with respect to each Notice of Class C Retraction, the thirtieth (30th) day following receipt of such Notice of Class C Retraction by the Company;

(hhhh) “Specified Exchange Date” means, with respect to each Notice of Exchange for which an Exchange Date has not occurred prior thereto, the tenth (10th) Business Day following the receipt of such Notice of Exchange by the Transfer Agent;

(iiii) “Spin-off” means a payment by BEP of a distribution of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of BEP, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

(jjjj) “Subsidiaries” has the meaning given to such term in the Act;

(kkkk) “Tendered Class A.1 Shares” has the meaning as provided in §26.12;

(llll) “Tendered Class A.2 Shares” has the meaning as provided in §27.11;

(mmmm) “Tendered Class B Shares” has the meaning as provided in §28.11;

(nnnn) “Tendered Class C Shares” has the meaning as provided in §28.8;

(oooo) “Tendered Shares” means the Tendered Class A.1 Shares, Tendered Class A.2 Shares, Tendered Class B Shares or Tendered Class C Shares, as applicable;

(pppp) “Tendering Class A.1 Shareholder” has the meaning as provided in §26.12;

(qqqq) “Tendering Class A.2 Shareholder” has the meaning as provided in §27.11;

(rrrr) “Tendering Class B Shareholder” has the meaning as provided in §28.11;

(ssss) “Tendering Class C Shareholder” has the meaning as provided in §29.8;

(tttt) “Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

(uuuu) “Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(vvvv) “Transfer Agent” means the Company or any transfer agent that may be appointed from time to time;

(wwww) “TSX” means Toronto Stock Exchange;

(xxxx) “Unpaid Class A.1 Dividends” has the meaning as provided in §26.4;

(yyyy) “Unpaid Class A.2 Dividends” has the meaning as provided in §27.3;

(zzzz) “U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed;

(aaaaa) “Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange, or by the Company of a Notice of Class B Retraction or Notice of Class C Retraction, as applicable, or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A.1 Redemption or a Notice of Class A.2 Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day; and

(bbbbb) “Valuation Period” means, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-off.

Act and Interpretation Act Definitions Applicable

1.2 The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

Actions on Non-Business Days

1.3 Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

Currency

1.4 Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1 The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2 Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a nontransferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5 If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)	cancel the share certificate or acknowledgment; and

(b)	issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and

(b)	any indemnity the directors consider adequate.

Splitting Share Certificates

2.7 If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8 There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9 Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1 Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2 The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4 Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5 Subject to the Act and the rights if any, of the holders of issued shares of the Company, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

Central Securities Register

4.1 As required by and subject to the Act, the Company must maintain a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. If the directors designate a location outside British Columbia as the location at which the company maintains its central securities register, the central securities register must be available for inspection and copying in accordance with the Act at a location inside British Columbia by means of a computer terminal or other electronic technology.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1 A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a) except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2 The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3 Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4 If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5 Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6 There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1 In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2 The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1 Subject to the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.2 If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift, cancel or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.3 The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly.

PART 8

BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1 Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a) create one or more classes of shares or, if none of the shares of a class of shares are allotted or issued, eliminate that class of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares or establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2 Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3 The Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4 If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1 Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. A unanimous resolution passed in writing under this §10.2 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a unanimous resolution, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A unanimous resolution in writing may be in two or more counterparts which together are deemed to constitute one unanimous resolution in writing.

Calling of Meetings of Shareholders

10.3 The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4 The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

Record Date for Notice

10.5 The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7 The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8 If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9 In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors, or if so approved by a resolution of the directors, any general meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1 At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution;

(ix) any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Resolutions

11.2 The number of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Ordinary Resolutions

11.3 The number of votes required for the Company to pass an ordinary resolution at a general meeting of shareholders is a majority of the votes cast on the resolution.

Quorum

11.4 Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.6, the quorum for the transaction of business at a meeting of shareholders is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting.

11.5 Where a separate vote by a class or series or classes or series is required, the quorum for that matter is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares of such class or series or classes or series entitled to vote on that matter.

One Shareholder May Constitute Quorum

11.6 If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.7 In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.8 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.9 If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place specified in the notice calling the meeting unless otherwise determined by an ordinary resolutions of those shareholders present and for which notification is provided to all shareholders entitled to attend such meeting.

Lack of Quorum at Succeeding Meeting

11.10 If, at the meeting to which the meeting referred to in §11.9(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.11 The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.12 If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the lawyer of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the lawyer of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.13 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.14 It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.15 Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.16 The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.15, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.17 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.18 In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.19 Subject to §11.20, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.20 A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.21 In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.22 On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.23 No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.24 The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.25 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1 Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2 A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3 If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4 Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5 If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must be received:

(i) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice for the receipt of proxies, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(ii) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b) if a representative is appointed under this §12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6 If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7 Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8 A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9 A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10 A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(b) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ______________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

Revocation of Proxy

12.13 Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a) at the registered office of the Company at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14 An instrument referred to in §12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

First Directors; Number of Directors

13.1 The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a) subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4;

(c) if the Company is not a public company, the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2 If the number of directors is set under §13.1(b)(i) or §13.1(c)(i), subject to any restrictions in the Act and to §14.8, the board of directors may appoint the directors needed to fill any vacancies in the board of directors up to that number.

Directors’ Acts Valid Despite Vacancy

13.3 An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4 A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6 The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8 Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1 At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2 No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3 If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) when his or her successor is elected or appointed; and

(d) when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4 If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire no later than the date on which new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5 Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6 The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7 If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8 Notwithstanding §13.1, §13.2, and §14.1, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or reappointment.

Ceasing to be a Director

14.9 A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10 The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11 The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1 The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

15.2 The directors may from time to time, by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1 A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6 No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7 Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2 Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

17.3 The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Place of Meetings

17.4 Meetings of directors may be held at any place within or outside of Canada, or if so approved by all of the directors, such meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

Meetings by Telephone or Other Communications Medium

17.5 A director may participate in a meeting of the directors or of any committee of the directors:

(a) in person; or

(b) by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.5 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.6 A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.7 Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.8 It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.9 The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.10 Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.11 The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.12 Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.13 A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.13 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a consent, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.13 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1 The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

18.2 The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

18.3 Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4 The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

Committee Meetings

18.5 Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

Directors May Appoint Officers

19.1 The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2 The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3 No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board, chair of a committee of the board or lead independent director, if any, must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4 All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

Definitions

20.1 In this Part 20:

(a) “eligible party”, in relation to a company, means an individual who:

(i) is or was a director or officer of the Company;

(ii) is or was a director or officer of another corporation

(A) at a time when the corporation is or was an affiliate of the Company, or

(B) at the request of the Company; or

(iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b) “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c) “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d) “expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e) “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2 Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3 Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4 The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5 Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6 The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1 The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3 The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4 The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other entity, or in any one or more of those ways.

Settlement of Difficulties

21.6 If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7 Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10 No dividend bears interest against the Company.

Fractional Dividends

21.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12 Any dividend or other distribution payable in money in respect of shares may be paid (i) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing or (ii) by wire transfer or other electronic means. In the case of payment of a dividend by cheque, mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. In the case of payment of a dividend by wire transfer or other electronic means, the initiation of such payment by the Company will, to the extent of the sum represented by the transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13 Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1 The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2 Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

22.3 The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

Method of Giving Notice

23.1 Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles (a “Notice”) to be sent by or to a person may be sent by:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a Notice mailed to a shareholder, the shareholder’s registered address;

(ii) for a Notice mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a Notice delivered to a shareholder, the shareholder’s registered address;

(ii) for a Notice delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the Notice by fax to the fax number provided by the intended recipient for the sending of Notices that class;

(d) sending the Notice by email to the email address provided by the intended recipient for the sending of Notices of that class;

(e) sending the Notice by other means of electronic transmission accessible by the intended recipient for the sending of Notices of that class in accordance with applicable law; and

(f) physical delivery to the intended recipient.

Press Release

23.2 Unless the Act or these Articles provide otherwise, a Notice to be sent to a shareholder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied upon issuing a press release complying with applicable laws and regulations if deemed by the board of directors to be a reasonable or appropriate means of providing such Notice.

Deemed Receipt of Mailing

23.3 A notice, statement, report or other record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b) faxed to a person to the fax number provided by that person under §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(c) emailed to a person to the e-mail address provided by that person under §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed; and

(d) sent to a person by other means of electronic transmission under §23.1 is deemed to be received by the person to whom it was transmitted on the day that such transmission occurred.

Certificate of Sending

23.4 A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.5 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

23.6 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in §23.6(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.7 If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

PROHIBITIONS

Definitions

24.1 In this Part 24:

(a) “designated security” means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

(b) “security” has the meaning assigned in the Securities Act (British Columbia); and

(c) “voting security” means a security of the Company that:

(i) is not a debt security; and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

24.2 §24.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

24.3 No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 25

FORUM SELECTION

25.1 Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Nothing in this 25.1 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this §25.1.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.1 EXCHANGEABLE SUBORDINATE VOTING SHARES

Special Rights and Restrictions

26.1 The Class A.1 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 26.

DIVIDENDS

Dividend Rights

26.2 Each Class A.1 Shareholder shall be entitled to receive, and the Company shall pay thereon, (i) as and when declared by the board of directors, a dividend on each Class A.1 Share in an amount in cash for each Class A.1 Share equal to the cash distribution declared on each BEP Unit on each BEP Distribution Declaration Date occurring after the first date of issuance of the Class A.1 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Equivalent Dividend”) and (ii) at any time there are no Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, additional dividends shall be declared and paid if, as when and declared by the board of directors (“Additional Dividends”).

26.3 All cash dividends on the Class A.1 Shares, other than Additional Dividends, will be declared contemporaneously and paid at the same time in an equal amount per share on the Class A.2 Shares.

Unpaid Class A.1 Dividends

26.4 If the full amount of an Equivalent Dividend is not declared on or about a BEP Distribution Declaration Date, or is declared but is not paid on or about the payment date, then such Equivalent Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, or authorized (such amounts, the “Unpaid Class A.1 Dividends”). Any dividend payment made on the Class A.1 Shares shall first be credited against the earliest Unpaid Class A.1 Dividends in respect of such Class A.1 Shares that remain payable.

Payment of Dividends

26.5 Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all dividends contemplated by §26.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.1 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

26.6 The Record Date with respect to any Equivalent Dividend declared by the board of directors and the payment date of such Equivalent Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BEP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.1 Shares

26.7 The Class A.1 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A.2 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.1 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

26.8 Except as expressly provided herein, each Class A.1 Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A.1 Shareholder shall be entitled to cast one vote for each Class A.1 Share held at the record date for the determination of shareholders entitled to vote on any matter.

26.9 Except as otherwise expressly provided herein or as required by Law, the Class A.1 Shareholders and Class B Shareholders will vote together and not as separate classes.

26.10 Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A.1 Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A.1 Shareholders

26.11 In addition to any other approvals required by Law, any approval given by the Class A.1 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.1 Shares or any other matter requiring the approval or consent of the Class A.1 Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A.1 Shareholders duly called and held at which the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares at that time are present or represented by proxy. If at any such meeting the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A.1 Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.1 Shareholder

26.12 Subject to applicable Law, at any time from and after the date of the issuance of the Class A.1 Shares, each Class A.1 Shareholder shall have an Exchange Right, which may be exercised by delivering a Notice of Exchange to the Transfer Agent by or on behalf of such Class A.1 Shareholder (such Class A.1 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.1 Shares” and such Class A.1 Shareholder, the “Tendering Class A.1 Shareholder”) for the BEP Units Amount per Tendered Class A.1 Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BEP Units Amount per Tendered Class A.1 Share), plus, in either case, a cash amount equal to any Unpaid Class A.1 Dividends.

Notice of Exchange

26.13 A Class A.1 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.1 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.1 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

26.14 Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, the Company will redeem the applicable Tendered Class A.1 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.1 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.1 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BEP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share ((i) or (ii), plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Exchange Consideration”) and such delivery of such Class A.1 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §26.5.

26.15 Any Tendering Class A.1 Shareholder shall have no further right, with respect to any Tendered Class A.1 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.1 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.1 Shareholder shall continue to own each Class A.1 Share subject to any Notice of Exchange, and be treated as a Class A.1 Shareholder with respect to each such Class A.1 Share for all other purposes of these Articles, until such Class A.1 Share has been redeemed in accordance with §26.14. A Tendering Class A.1 Shareholder shall have no rights as a unitholder of BEP with respect to any BEP Units to be received by such Tendering Class A.1 Shareholder in exchange for Tendered Class A.1 Shares pursuant to §26.12 until the Transfer Agent has issued such BEP Units to such Tendering Class A.1 Shareholder.

26.16 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.1 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.1 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.1 Shares (rounded down to a whole number of Class A.1 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.1 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.1 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.1 Shareholder, the Company will redeem the maximum number of Tendered Class A.1 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.1 Shareholders on a pro rata basis.

No Fractional BEP Units

26.17 Notwithstanding anything to the contrary set forth herein, no fractional BEP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.1 Share or in connection with a Liquidation Event. In lieu of any fractional BEP Units to which the Tendering Class A.1 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BEP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BEP Unit.

Withholding Taxes

26.18 Each Tendering Class A.1 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.1 Shares pursuant to §26.12 to §26.14 and will be deemed to have authorized the Company to retain such portion of the Class A.1 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §26.18, the Company shall give each Tendering Class A.1 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.1 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.1 Shares subject to such Notice of Exchange, provide the Tendering Class A.1 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.1 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §26.18; provided that any determination with respect to the tax withholding shall be made by the Company, BEP or an affiliate of BEP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

26.19 If the Company delivers or causes to be delivered a Notice of Class A.1 Redemption to the Class A.1 Shareholders, it shall redeem all of the issued and outstanding Class A.1 Shares on the Specified Class A.1 Redemption Date. The Company may deliver a Notice of Class A.1 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a) a Person acquires 90% of the BEP Units in a take-over bid (as defined by Applicable Securities Laws);

(b) the holders of BEP Units approve an acquisition of BEP by way of arrangement or amalgamation;

(c) the holders of BEP Units approve a restructuring or other reorganization of BEP;

(d) there is a sale of all or substantially all the assets of BEP;

(e) there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f) the board, in its good faith, concludes that the holders of BEP Units or the Class A.1 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.1 Shares

26.20 All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.1 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.1 Redemption to the Class A.1 Shareholders and, without the consent of the Class A.1 Shareholders, shall redeem all of the Class A.1 Shares on the Specified Class A.1 Redemption Date.

Redemption Procedure

26.21 In the event of a redemption of the Class A.1 Shares, each Class A.1 Shareholder shall be considered a Tendering Class A.1 Shareholder and each Class A.1 Share shall be considered a Tendered Class A.1 Share for the purposes of §26.19 to §26.22, and the Company shall, at or prior to Close of Business on the Specified Class A.1 Redemption Date, pay to each Tendering Class A.1 Shareholder the BEP Units Amount, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share (the BEP Units Amount, plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Redemption Consideration”) and such delivery of such Class A.1 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.1 Shares.

26.22 §26.15 to §26.18 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.1 Shares.

LIQUIDATION

Liquidation Rights

26.23 Upon any liquidation, dissolution, winding up of the Company or any other distribution of its assets among its shareholders, whether voluntary or involuntary (a “Liquidation Event”), including where substantially concurrent with the liquidation, dissolution, or winding up of BEP, whether voluntary or involuntary (a “BEP Liquidation Event”), each Class A.1 Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the effective date of the Liquidation Event (the “Liquidation Date”) an amount in cash per Class A.1 Share then held by them equal to the BEP Unit Value on the Trading Day immediately preceding the public announcement of the Liquidation Event (the “Liquidation Reference Date”) multiplied by the Conversion Factor (and together with a cash amount for each Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share, the “Class A.1 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.1 Shares in exchange for such number of BEP Units per Class A.1 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share in accordance with §26.21 and §26.22, in lieu of paying the Class A.1 Liquidation Amount.

26.24 The rights of the Class A.1 Shareholders to receive the amount set forth in §26.23 is subject to:

(a) the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.1 Shares;

(b) prior payment in full to each Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c) prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d) any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e) prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

26.25 If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §26.23 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §26.23.

BEP Liquidation Call Right

26.26 Notwithstanding §26.23, BEP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A.1 Shareholders and the Class A.2 Shareholders on the Liquidation Date all but not less than all of the Class A.1 Shares and the Class A.2 Shares held by each such holder in exchange for the issuance by BEP of such number of BEP Units per Class A.1 Share or Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A.1 Share or Class A.2 Share equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A.1 Shareholder and Class A.2 Shareholder will be obligated on the Liquidation Date to sell all the Class A.1 Shares and Class A.2 Shares held by such holder to BEP on the Liquidation Date upon issuance by BEP to the holder of the Liquidation Call Consideration for each such Class A.1 Share and Class A.2 Share and the Company will have no obligation to pay any Class A.1 Liquidation Amount or Class A.2 Liquidation Amount to the holders of such Class A.1 Shares and Class A.2 Shares so purchased by BEP.

26.27 In order to exercise the Liquidation Call Right, BEP must notify the Transfer Agent in writing, as agent for the Class A.1 Shareholders, Class A.2 Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BEP exercises the Liquidation Call Right in accordance with this §26.27, all obligations of the Company under §26.23 to §26.25 will terminate and on the Liquidation Date BEP will purchase and Class A.1 Shareholders and Class A.2 Shareholders will sell all of their Class A.1 Shares and Class A.2 Shares then outstanding for a price per share equal to the Liquidation Call Consideration.

Automatic Redemption Rights

26.28 Subject to the exercise of the Liquidation Call Right, in connection with a BEP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A.1 Shares and Class A.2 Shares on the day prior to the effective date of the BEP Liquidation Event and immediately prior to the automatic redemption by BEPC of the then outstanding BEPC Class A Shares for, in its sole and absolute discretion, in respect of each Class A.1 Share or Class A.2 Share redeemed (i) an amount in cash per share equal to the BEP Unit Value on the Trading Day immediately preceding the public announcement of the BEP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends), or (ii) such number of BEP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BEP Liquidation Event (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends).

Call Right

26.29 Each Class A.1 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge the Liquidation Call Right in favour of BEP, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, and to be bound thereby in favour of BEP as herein provided.

PART 27

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.2 EXCHANGEABLE NON-VOTING SHARES

Special Rights and Restrictions

27.1 The Class A.2 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 27.

DIVIDENDS

Dividend Rights

27.2 Each Class A.2 Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A.2 Share in an amount in cash for each Class A.2 Share equal to the cash distribution declared on each BEP Unit on each BEP Distribution Declaration Date occurring after the first date of issuance of the Class A.2 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A.2 Dividend”), it being understood that Class A.2 Shareholders will not be entitled to any dividends other than the Class A.2 Dividend.

Unpaid Class A.2 Dividends

27.3 If the full amount of a Class A.2 Dividend is not declared on a BEP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A.2 Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, or authorized (such amounts, the “Unpaid Class A.2 Dividends”). Any dividend payment made on the Class A.2 Shares shall first be credited against the earliest Unpaid Class A.2 Dividends with respect to such Class A.2 Shares that remain payable.

Stock Dividends

27.4 In the event a dividend is declared and paid on the Class A.1 Shares consisting of Class A.1 Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class A.2 Shares consisting of Class A.2 Shares.

Payment of Dividends

27.5 Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A.2 Dividends contemplated by §27.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.2 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

27.6 The Record Date with respect to any Class A.2 Dividend declared by the board of directors and the payment date of such Class A.2 Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BEP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.2 Shares

27.7 The Class A.2 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A.1 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.2 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

27.8 Each Class A.2 Shareholder will be entitled to receive notice of, and to attend all meetings of shareholders of the Company, but will not be entitled to vote at any such meetings.

Amendment with Approval of Class A.2 Shareholders

27.9 In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class A.2 Shares as a class may be added to, changed or removed, but only with the approval of the Class A.2 Shareholders given as hereinafter specified.

27.10 The approval of the Class A.2 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.2 Shares as a class or in respect of any other matter requiring the consent of the Class A.2 Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class A.2 Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class A.2 Shareholders duly called for that purpose. On every poll taken at every meeting of the Class A.2 Shareholders as a class, each Class A.2 Shareholder entitled to vote thereat shall have one vote in respect of each Class A.2 Share held.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.2 Shareholder

27.11 Subject to applicable Law, the Ownership Cap and due exercise by BEP or BEPC of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A.2 Shares, each Class A.2 Shareholder shall have an Exchange Right which may be exercised by delivering a Notice of Exchange to the Transfer Agent by or on behalf of such Class A.2 Shareholder (such Class A.2 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.2 Shares” and such Class A.2 Shareholder, the “Tendering Class A.2 Shareholder”) for (a) the BEP Units Amount per Tendered Class A.2 Share, (b) one BEPC Class A Share per Class A.2 Share multiplied by the Conversion Factor (“BEPC Class A Share Amount”) (either the BEP Units Amount or the BEPC Class A Share Amount being the “Class A.2 Share Consideration”) or (c) if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the Class A.2 Share Consideration per Tendered Class A.2 Share), plus, in all cases, a cash amount equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share.

Notice of Exchange

27.12 A Class A.2 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.2 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.2 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

27.13 Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BEP or BEPC, as applicable, has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A.2 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.2 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.2 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the Class A.2 Share Consideration, as applicable, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share ((i) or (ii), plus such Unpaid Class A.2 Dividends collectively being the “Class A.2 Exchange Consideration”) and such delivery of such Class A.2 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §27.5.

27.14 Until such time as BEPC owns, directly or indirectly, all of the issued and outstanding Class B Shares and Class C Shares, the BN Group will not be permitted to receive in exchange for Class A.2 Shares, and neither BEPC nor the Company will deliver as Class A.2 Share Consideration, a number of BEPC Class A Shares that would result in the BN Group, after giving effect to the exchange, directly or indirectly, beneficially owning, controlling or holding in aggregate a number of shares of BEPC with a fair market value equal to 9.5% or more of the aggregate fair market value of all of the issued and outstanding shares of BEPC immediately after the exchange (the “Ownership Cap”). Any Notice of Exchange delivered by a holder of Class A.2 Shares in the BN Group will be required to include a certification as to the BN Group’s ownership of BEPC shares following the proposed exchange. If a Tendering Class A.2 Shareholder tenders for exchange for BEPC Class A Shares a number of Class A.2 Shares that would result, in the determination of the board of directors of BEPC, in its sole discretion, in the BN Group exceeding the Ownership Cap, then the Notice of Exchange will be automatically amended to reduce the number of Class A.2 Shares tendered for exchange to a number that would result in the BN Group owning one (1) BEPC Class A Share less than the Ownership Cap.

27.15 Any Tendering Class A.2 Shareholder shall have no further right, with respect to any Tendered Class A.2 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.2 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.2 Shareholder shall continue to own each Class A.2 Share subject to any Notice of Exchange, and be treated as a Class A.2 Shareholder with respect to each such Class A.2 Share for all other purposes of these Articles, until such Class A.2 Share has been redeemed in accordance with §27.13. A Tendering Class A.2 Shareholder shall have no rights as (a) a unitholder of BEP with respect to any BEP Units to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §27.11 until the Transfer Agent has issued such BEP Units to such Tendering Class A.2 Shareholder or (b) as a shareholder of BEPC with respect to any BEPC Class A Shares to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §27.11 until the Transfer Agent has issued such BEPC Class A Shares to such Tendering Class A.2 Shareholder.

27.16 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.2 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.2 Shares, and BEP or BEPC, as applicable, has not exercised the Exchange-Redemption Call Right with respect to the Tendered Class A.2 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.2 Shares (rounded down to a whole number of Class A.2 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.2 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.2 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.2 Shareholder, the Company will redeem the maximum number of Tendered Class A.2 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.2 Shareholders on a pro rata basis.

No Fractional BEP Units or BEPC Class A Shares

27.17 Notwithstanding anything to the contrary set forth herein, no fractional BEP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.2 Share or in connection with a Liquidation Event. In lieu of any fractional BEP Units to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BEP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BEP Unit.

27.18 Notwithstanding anything to the contrary set forth herein, no fractional BEPC Class A Shares shall be issued in connection with the satisfaction of Exchange Rights or in connection with a redemption of a Class A.2 Share. In lieu of any fractional BEPC Class A Shares to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BEPC Class A Share Amount on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BEPC Class A Share.

Withholding Taxes

27.19 Each Tendering Class A.2 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.2 Shares pursuant to §27.11 to §27.13 and will be deemed to have authorized the Company to retain such portion of the Class A.2 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §27.19, the Company shall give each Tendering Class A.2 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.2 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.2 Shares subject to such Notice of Exchange, provide the Tendering Class A.2 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.2 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §27.19; provided that any determination with respect to the tax withholding shall be made by the Company, BEP or an affiliate of BEP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

27.20 If the Company delivers or causes to be delivered a Notice of Class A.2 Redemption to the Class A.2 Shareholders, it shall redeem all of the issued and outstanding Class A.2 Shares on the Specified Class A.2 Redemption Date. The Company may deliver a Notice of Class A.2 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a) a Person acquires 90% of the BEP Units in a take-over bid (as defined by Applicable Securities Laws);

(b) the holders of BEP Units approve an acquisition of BEP by way of arrangement or amalgamation;

(c) the holders of BEP Units approve a restructuring or other reorganization of BEP;

(d) there is a sale of all or substantially all the assets of BEP;

(e) there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f) the board, in its good faith, concludes that the holders of BEP Units or the Class A.2 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.2 Shares

27.21 All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.2 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.2 Redemption to the Class A.2 Shareholders and, without the consent of the Class A.2 Shareholders, shall redeem all of the Class A.2 Shares on the Specified Class A.2 Redemption Date.

Redemption Procedure

27.22 In the event of a redemption of the Class A.2 Shares, each Class A.2 Shareholder shall be considered a Tendering Class A.2 Shareholder and each Class A.2 Share shall be considered a Tendered Class A.2 Share for the purposes of §27.20 to §27.23, and the Company shall, at or prior to Close of Business on the Specified Class A.2 Redemption Date, pay to each Tendering Class A.2 Shareholder either (i) the BEP Units Amount or (ii) the BEPC Class A Share Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends ((i) or (ii), plus such Unpaid Class A.2 Dividends collectively being the “Class A.2 Redemption Consideration”) and such delivery of such Class A.2 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.2 Shares.

27.23 §27.14 to §27.19 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.2 Shares.

Exchange-Redemption Call Right

27.24 Notwithstanding the provisions in §27.11 to §27.23 above,

(a) in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BEP Units, BEP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BEP Units Amount or the Cash Amount (the form of payment to be determined by BEP in its sole and absolute discretion) in accordance with §27.11 to §27.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b) in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BEPC Class A Shares, BEPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BEPC Class A Share Amount or the Cash Amount (the form of payment to be determined by BEPC in its sole and absolute discretion) in accordance with §27.11 to §27.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(c) in the event the Company provides a Notice of Class A.2 Redemption to each Class A.2 Shareholder, BEP or BEPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A.2 Shares from each Class A.2 Shareholder by delivering the Class A.2 Redemption Consideration (the form of Class A.2 Redemption Consideration to be determined by BEP or BEPC in their sole and absolute discretion) in accordance with §27.20 to §27.23, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BEP or BEPC of the Exchange-Redemption Call Right, each Tendering Class A.2 Shareholder will be obligated to sell all Tendered Class A.2 Shares held by such Tendering Class A.2 Shareholder to BEP or BEPC (or its affiliate, as applicable) on delivery by BEP or BEPC (or its affiliate, as applicable) to such Tendering Class A.2 Shareholder of the Class A.2 Exchange Consideration or the Class A.2 Redemption Consideration, as applicable, and the Company will have no obligation to pay any Class A.2 Exchange Consideration or Class A.2 Redemption Consideration to the holders of such Class A.2 Shares so purchased by BEP or BEPC (or its affiliate, as applicable).

27.25 In order to exercise their Exchange-Redemption Call Right, BEP or BEPC must notify the Transfer Agent in writing, as agent for the holders of Class A.2 Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A.2 Redemption Date, as applicable. Delivery by BEP or BEPC to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §27.25.

LIQUIDATION

Liquidation Rights

27.26 Upon any Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, each Class A.2 Shareholder shall, subject to the exercise of the Liquidation Call Right and to §26.28, be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class A.2 Share then held by them equal to the BEP Unit Value on the Liquidation Reference Date multiplied by the Conversion Factor (and together with a cash amount for each Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share, the “Class A.2 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.2 Shares in exchange for such number of BEP Units per Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share in accordance with §27.22 and §27.23, in lieu of paying the Class A.2 Liquidation Amount.

27.27 The rights of the Class A.2 Shareholders to receive the amount set forth in §27.26 is subject to:

(a) the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.2 Shares;

(b) prior payment in full to each Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange, at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c) prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d) any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e) prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

27.28 If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §27.26 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §27.26.

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A.2 Shares

27.29 Any BEP-Affiliated Class A.2 Shareholder shall be entitled at any time to have any or all of such BEP-Affiliated Class A.2 Shareholder’s Class A.2 Shares converted into Class A.1 Shares or Class C Shares at a conversion rate equal to one Class A.1 Share or Class C Share, as applicable, for each Class A.2 Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A.2 Shares that the BEP-Affiliated Class A.2 Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BEP-Affiliated Class A.2 Shareholder the requisite number of Class A.1 Shares or Class C Shares and the Transfer Agent shall cancel the converted Class A.2 Shares subject to the Conversion Notice effective concurrently therewith.

Call Right

27.30 Each Class A.2 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange-Redemption Call Right and the Liquidation Call Right, in each case, in favour of BEP and BEPC, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A.2 Shares, as the case may be, and to be bound thereby in favour of BEP or BEPC as herein provided.

PART 28

SPECIAL RIGHTS AND RESTRICTIONS CLASS B MULTIPLE VOTING SHARES

Special Rights and Restrictions

28.1 The Class B Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 28.

Dividend Rights

28.2 Except as set out in §28.3, the Class B Shareholders shall not be entitled to receive any dividends on the Class B Shares.

Stock Dividends

28.3 In the event a dividend is declared and paid on the Class A.1 Shares consisting of Class A.1 Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class B Shares consisting of Class B Shares.

Ranking of the Class B Shares

28.4 The Class B Shares shall, as to the return of capital in the event of the liquidation, dissolution or winding-up of the Company, rank junior to the Preferred Shares and to the Class A.1 Shares and Class A.2 Shares and senior to the Class C Shares and any other shares ranking junior to the Class B Shares with respect to priority in the return of capital in a Liquidation Event.

Voting Rights

28.5 Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the number of Class A.1 Shares then issued and outstanding, divided by (ii) the number of Class B Shares then issued and outstanding.

28.6 Except as otherwise expressly provided herein or as required by Law, the Class A.1 Shareholders and the Class B Shareholders will vote together and not as separate classes.

28.7 At any time that no Class A.1 Shares are outstanding or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

28.8 Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A.1 Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.

Amendment with Approval of Class B Shareholders

28.9 In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified.

28.10 The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat shall have one vote in respect of each Class B Share held.

Retraction at the Option of the Class B Shareholder

28.11 Subject to applicable Law, at any time from and after the date of the issuance of the Class B Shares, each Class B Shareholder shall have the right (the “Class B Retraction Right”) to require the Company to redeem all or such portion of the Class B Shares registered in the name of such Class B Shareholder specified in a Notice of Class B Retraction delivered to the Company by or on behalf of such Class B Shareholder (such Class B Shares being hereafter referred to as “Tendered Class B Shares” and such Class B Shareholder, the “Tendering Class B Shareholder”) for the Cash Amount (the “Class B Retraction Amount”).

Notice of Class B Retraction

28.12 A Class B Shareholder must deliver a Notice of Class B Retraction to the registered office of the Company in order to exercise his, her or its Class B Retraction Right.

Satisfaction of Retraction Right

28.13 Upon receipt by Company of a Notice of Class B Retraction and such additional documents and instruments as the Company may reasonably require, the Company shall redeem the Tendered Class B Shares on or prior to the Specified Class B Retraction Date. The Company will deliver or cause to be delivered to the Tendering Class B Shareholder, at the address of the holder recorded in the register of the Company for the Class B Shares or at the address specified in the holder’s Notice of Class B Retraction, the Class B Retraction Amount, and such delivery of such Class B Retraction Amount by or on behalf of the Company, will be deemed to be payment of and will satisfy and discharge all liability for the Class B Retraction Right so exercised.

28.14 Each Tendering Class B Shareholder shall continue to own each Class B Share subject to any Notice of Class B Retraction, and be treated as a Class B Shareholder with respect to each such Class B Share for all other purposes of these Articles, until such Class B Share has been redeemed by the Company in accordance with §28.11 to §28.16.

28.15 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law.

Withholding Taxes

28.16 Each Tendering Class B Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class B Shares pursuant to §28.11 to §28.13 and will be deemed to have authorized the Company to retain such portion of the Class B Retraction Amount as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §28.16, the Company shall give each Tendering Class B Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Class B Retraction from such Tendering Class B Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class B Shares subject to such Notice of Class B Retraction, provide the Tendering Class B Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class B Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §28.16; provided that any determination with respect to the tax withholding shall be made by the Company in its sole discretion exercised in good faith.

Liquidation Rights

28.17 Upon any Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, subject to the following sentence, the Class B Shareholders shall be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class B Share then held by them equal to the BEP Unit Value for each such Class B Share. At any time no Class C Shares are outstanding, the Class B Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in §28.18.

28.18 The rights of the Class B Shareholders to receive the amount set forth in §28.17 is subject to the prior payment of the amounts set forth in §26.24(b) and §26.24(c) and to the prior rights of holders of all classes and series of Preferred Shares, Class A.1 Shares, Class A.2 Shares and any other class of shares ranking in priority or rateably with the Class B Shares.

28.19 If, upon any such Liquidation Event, the assets of the Company, after payment of any amounts owed to holders of all classes of shares ranking in priority to the Class B Shares, shall be insufficient to make payment in full to all Class B Shareholders of the foregoing amounts set forth in §28.17 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class B Shareholders at the time outstanding, rateably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §28.17.

Transfer Restrictions

28.20 The Class B Shares may not be Transferred to any Person other than to BEP or a Person Controlled by BEP. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

PART 29

SPECIAL RIGHTS AND RESTRICTIONS CLASS C NON-VOTING SHARES

Special Rights and Restrictions

29.1 The Class C Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 29.

Dividend Rights

29.2 Class C Shareholders shall be entitled to receive, as and when declared by the board of directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors. The Class C Shareholders shall not be entitled to receive dividends (i) unless and until the Company has paid any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, and (ii) unless and until the Company has paid all of the Class A.1 Exchange Consideration and Class A.2 Exchange Consideration owing to any Tendering Class A.1 Shareholders and Tendering Class A.2 Shareholders who have submitted Notices of Exchange before the date the board of directors declares a dividend on the Class C Shares. The record and payment dates for dividends on Class C Shares shall be such date that the board of directors shall designate for the payment of such dividends.

Stock Dividends

29.3 In the event a dividend is declared and paid on the Class A.1 Shares and Class A.2 Shares consisting of Class A.1 Shares and Class A.2 Shares, respectively, the board shall, subject to applicable Law, contemporaneously declare and pay on the Class C Shares an equivalent dividend on a per share basis consisting of Class C Shares.

Ranking of the Class C Shares

29.4 The Class C Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank junior to the Preferred Shares, the Class A.1 Shares, the Class A.2 Shares and the Class B Shares and senior over any other shares ranking junior to the Class C Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

Voting Rights

29.5 Except as otherwise expressly provided herein or as required by Law, each Class C Shareholder shall be entitled to notice of, and to attend, any meetings of shareholders of the Company, but shall not otherwise be entitled to vote at any such meeting.

Amendment with Approval of Class C Shareholders

29.6 In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class C Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class C Shares given as hereinafter specified.

29.7 The approval of the Class C Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class C Shares as a class or in respect of any other matter requiring the consent of the Class C Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class C Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class C Shareholders duly called for that purpose. On every poll taken at every meeting of the Class C Shareholders as a class, each Class C Shareholder entitled to vote thereat shall have one vote in respect of each Class C Share held.

Retraction at the Option of the Class C Shareholder

29.8 Subject to applicable Law, at any time from and after the date of the issuance of the Class C Shares, each Class C Shareholder shall have the right (the “Class C Retraction Right”) to require the Company to redeem all or such portion of the Class C Shares registered in the name of such Class C Shareholder specified in an Notice of Class C Retraction delivered to the Company by or on behalf of such Class C Shareholder (such Class C Shares being hereafter referred to as “Tendered Class C Shares” and such Class C Shareholder, the “Tendering Class C Shareholder”) for the Cash Amount (the “Class C Retraction Amount”).

Notice of Class C Retraction

29.9 A Class C Shareholder must deliver a Notice of Class C Retraction to the registered office of the Company in order to exercise his, her or its Class C Retraction Right.

Satisfaction of Retraction Right

29.10 Upon receipt by Company of a Notice of Class C Retraction and such additional documents and instruments as the Company may reasonably require, the Company shall redeem the Tendered Class C Shares on or prior to the Specified Class C Retraction Date. The Company will deliver or cause to be delivered to the Tendering Class C Shareholder, at the address of the holder recorded in the register of the Company for the Class C Shares or at the address specified in the holder’s Notice of Class C Retraction, the Class C Retraction Amount, and such delivery of such Class C Retraction Amount by or on behalf of the Company, will be deemed to be payment of and will satisfy and discharge all liability for the Class C Retraction Right so exercised.

29.11 Each Tendering Class C Shareholder shall continue to own each Class C Share subject to any Notice of Class C Retraction, and be treated as a Class C Shareholder with respect to each such Class C Share for all other purposes of these Articles, until such Class C Share has been redeemed by the Company in accordance with §29.8 to §29.13.

29.12 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class C Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law.

Withholding Taxes

29.13 Each Tendering Class C Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class C Shares pursuant to §29.8 to §29.10 and will be deemed to have authorized the Company to retain such portion of the Class C Retraction Amount as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any tax withholding pursuant to this §29.13, the Company shall give each Tendering Class C Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Class C Retraction from such Tendering Class C Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class C Shares subject to such Notice of Class C Retraction, provide the Tendering Class C Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class C Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §29.13; provided that any determination with respect to the tax withholding shall be made by the Company in its sole discretion exercised in good faith.

Liquidation Rights

29.14 Upon any Liquidation Event, including where substantially concurrent with a BEP Liquidation Event, the Class C Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in §29.15.

29.15 The rights of the Class C Shareholders to receive the amounts set forth in §29.14 is subject to the prior payment of the amounts set forth in §26.24(b) and §26.24(c) and the prior rights of holders of all classes and series of Preferred Shares, Class A.1 Shares, Class A.2 Shares, Class B Shares and any other class of shares ranking in priority or rateably with the Class C Shares.

Transfer Restrictions

29.16 The Class C Shares may not be Transferred to any Person other than to BEP or a Person Controlled by BEP. If any Class C Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class C Shares to the transferee, (ii) any payment by the Company on the Class C Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iii) any rights that an ineligible transferee may have as a result of being a holder of Class C Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

PART 30

SPECIAL RIGHTS AND RESTRICTIONS CLASS A SENIOR PREFERRED SHARES

Special Rights and Restrictions

30.1 Subject to the rights, if any, of the holders of issued shares of the Company, the Class A Senior Preferred Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 30.

Directors’ Right to Issue in One or More Series

30.2 The Class A Senior Preferred Shares may be issued at any time or from time to time in one or more series. Before any Class A Senior Preferred Shares of a series are issued, the board of directors shall, subject to the Business Corporations Act (British Columbia), by resolution:

(a) determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made, and authorize the alteration of the notice of articles accordingly;

(b) alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c) alter the articles, and authorize the alteration of the notice of articles accordingly, to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase, retraction or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of §30.3 and §30.4, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Ranking of the Class A Senior Preferred Shares

30.3 The Class A Senior Preferred Shares of each series shall, as to the payment of dividends and return of capital in a Liquidation Event, rank on a parity with the Class A Senior Preferred Shares of every other series and senior to the Class B Junior Preferred Shares, the Class A.1 Shares, the Class A.2 Shares, the Class B Shares and the Class C Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event.

Voting

30.4 Except as hereinafter referred to or as required by Law or unless provision is made in the articles of the Company relating to any series of Class A Senior Preferred Shares that such series is entitled to vote, the holders of the Class A Senior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Amendment with Approval of Holder of Class A Senior Preferred Shares

30.5 In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class A Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Senior Preferred Shares given as hereinafter specified.

30.6 The approval of the holders of the Class A Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Senior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Senior Preferred Shares or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the holders of the Class A Senior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Class A Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class A Senior Preferred Shares, each holder of Class A Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each Class A Senior Preferred Share held.

PART 31

SPECIAL RIGHTS AND RESTRICTIONS CLASS B JUNIOR PREFERRED SHARES

Special Rights and Restrictions

31.1 Subject to the rights, if any, of the holders of issued shares of the Company, the Class B Junior Preferred Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 31.

Directors’ Right to Issue in One or More Series

31.2 The Class B Junior Preferred Shares may be issued at any time or from time to time in one or more series. Before any Class B Junior Preferred Shares of a series are issued, the board of directors shall, subject to the Business Corporations Act (British Columbia), by resolution:

(a) determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made, and authorize the alteration of the notice of articles accordingly;

(b) alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c) alter the articles, and authorize the alteration of the notice of articles accordingly, to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase, retraction or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of §31.3 and §31.4, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Ranking of the Class B Junior Preferred Shares

31.3 The Class B Junior Preferred Shares of each series shall, as to the payment of dividends and return of capital in a Liquidation Event, rank on a parity with the Class B Junior Preferred Shares of every other series, junior to the Class A Senior Preferred Shares and senior to the Class A.1 Shares, the Class A.2 Shares, the Class B Shares and the Class C Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in return of capital in a Liquidation Event.

Voting

31.4 Except as hereinafter referred to or as required by Law or unless provision is made in the articles of the Company relating to any series of Class B Junior Preferred Shares that such series is entitled to vote, the holders of the Class B Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Amendment with Approval of Holder of Class B Junior Preferred Shares

31.5 In addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class B Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Junior Preferred Shares given as hereinafter specified.

31.6 The approval of the holders of the Class B Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Junior Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Junior Preferred Shares or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the holders of the Class B Junior Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Class B Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class B Junior Preferred Shares, each holder of Class B Junior Preferred Shares entitled to vote thereat shall have one vote in respect of each Class B Junior Preferred Share held.

EXHIBIT “A”

Notice of Exchange

NOTICE OF EXCHANGE

To:	Brookfield Renewable Holdings Corporation, as Transfer Agent (the “Transfer Agent”)

PLEASE DELIVER YOUR EXCHANGE REQUEST BY ONE OF THE OPTIONS BELOW:

Via PDF Email (recommended)*:	Via Mail:

jennifer.mazin@brookfield.com * You can either scan this document via PDF or take a picture with your phone (send a CLEAR picture of all pages, both front and back within the same email)	Brookfield Renewable Holdings Corporation 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3

This notice is given pursuant to Section 26.13 and Section 27.12 of the articles (the “Articles”) of Brookfield Renewable Holdings Corporation (the “Company”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in the Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

☐	all Class A.1 Share(s) registered in the name of the undersigned; or

☐	_____ Class A.1 Share(s) registered in the name of the undersigned.

☐	all Class A.2 Share(s) registered in the name of the undersigned; or

☐	_____ Class A.2 Share(s) registered in the name of the undersigned.

For Tendering Class A.1 Shareholders ONLY:

The undersigned Tendering Class A.1 Shareholder acknowledges that the exchange or acquisition of the Tendered Class A.1 Shares may be satisfied by the delivery of an equivalent number of BEP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. The form of payment is to be determined by the Company or BEP in its respective sole and absolute discretion.

For Tendering Class A.2 Shareholders ONLY:

The undersigned Tendering Class A.2 Shareholder hereby notifies the Company that the undersigned desires to receive as Class A.2 Exchange Consideration in accordance with the Articles:

☐	the BEP Units Amount; or

☐	the BEPC Class A Share Amount.

If the undersigned Tendering Class A.2 Shareholder has elected to receive the BEP Units Amount, the undersigned acknowledges the Exchange-Redemption Call Right of BEP to acquire all, but not less than all, of the Tendered Class A.2 Shares from the undersigned and that this notice is and will be deemed to be an offer by the undersigned to sell the Tendered Class A.2 Shares to BEP in accordance with the Exchange-Redemption Call Right on or prior to the Specified Exchange Date for the Class A.2 Exchange Consideration (but, for greater certainty, not including the BEPC Class A Share Amount) and on the other terms and conditions set out in the Articles.

If the undersigned Tendering Class A.2 Shareholder has elected to receive the BEPC Class A Share Amount, the undersigned acknowledges the Exchange-Redemption Call Right of BEPC to acquire all, but not less than all, of the Tendered Class A.2 Shares from the undersigned and that this notice is and will be deemed to be an offer by the undersigned to sell the Tendered Class A.2 Shares to BEPC in accordance with the Exchange-Redemption Call Right on or prior to the Specified Exchange Date for the Class A.2 Exchange Consideration (but, for greater certainty, not including the BEP Units Amount) and on the other terms and conditions set out in the Articles.

The undersigned Tendering Class A.2 Shareholder acknowledges that the exchange or acquisition of the Tendered Class A.2 Shares may be satisfied by the delivery of an equivalent number of BEP Units or BEPC Class A Shares, as applicable (subject to adjustment to reflect certain capital events), or its cash equivalent. The form of payment is to be determined by BEP (with respect to the BEP Units Amount) or by BEPC (with respect to the BEPC Share Amount) in its respective sole and absolute discretion.

If the undersigned Tendering Class A.2 Shareholder has elected to receive the BEPC Class A Share Amount, please complete the following:

BN Group Ownership Certification

Following the exchange proposed in this Notice of Exchange, the BN Group’s ownership of shares of BEPC will be as follows: ___________.

☐   By checking this box, the undersigned acknowledges that if the board of directors of BEPC, in its sole discretion, determines that the number of Tendered Class A.2 Shares tendered for the BEPC Class A Share Amount exceeds the Ownership Cap, then this Notice of Exchange will be automatically amended to reduce the number of Tendered Class A.2 Shares to a number that would result in the BN Group owning one (1) BEPC Class A Share less than the Ownership Cap.

***

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class A.1 Shares or Tendered Class A.2 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.1 Shares or Tendered Class A.2 Shares, as applicable, provided that BEP or BEPC, as applicable, has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A.2 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.1 Shares or the Tendered Class A.2 Shares (rounded down to a whole number of Class A.1 Shares or Class A.2 Shares, as applicable) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company and BEP and BEPC that the undersigned has good title to, and owns, the Class A.1 Share(s) or Class A.2 Share(s), as applicable, to be acquired by the Company, BEP or an affiliate of BEP (including BEPC) as the case may be, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class A.1 Shareholder or Tendering Class A.2 Shareholder)

(Guarantee of Signature)

CURRENCY ELECTION

(only if exchange or acquisition of the Tendered Class A.1 Shares or Tendered Class A.2 Shares is satisfied by the Cash Amount)

Shareholders domiciled in Canada will receive the Cash Amount in Canadian dollars (CAD) and shareholders domiciled in the United States and all other countries will receive the Cash Amount in U.S. dollars (USD), unless otherwise elected below:

☐   Issue my cash entitlement payment(s) in U.S. dollars (USD).

☐   Issue my cash entitlement payment(s) in Canadian dollars (CAD).

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Company on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) the Company may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Payment Delivery Confirmation

☐   By checking this box, the undersigned acknowledges that the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A.1 Shares or the Tendered Class A.2 Shares, as applicable, will be paid electronically to the Tendering Class A.1 Shareholder or the Tendering Class A.2 Shareholder using the electronic payment information as it appears on the dividend register of the Company or instructions that have been provided to the Company.

NOTE: This panel must be completed and such additional documents as the Transfer Agent may require must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The BEP Units Amount or BEPC Class A Share Amount and any payment resulting from the exchange or acquisition of the Tendered Class A.1 Shares or the Tendered Class A.2 Shares will be issued and registered in, and made payable to respectively, the name of the Tendering Class A.1 Shareholder or the Tendering Class A.2 Shareholder, as applicable, as it appears on the register of the Company.

EXHIBIT “B”

Notice of Class A.1 Redemption

NOTICE OF CLASS A.1 REDEMPTION

To:	Class A.1 Shareholders of Brookfield Renewable Holdings Corporation (the “Company”)

This notice is given pursuant to Section 26.19 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The Company hereby notifies the Class A.1 Shareholders that the Company desires to redeem all of the issued and outstanding Class A.1 Shares in accordance with the Articles.

The Company acknowledges that this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Class A.1 Shares on the Specified Class A.1 Redemption Date for the Class A.1 Redemption Consideration and on the other terms and conditions set out in the Articles.

Brookfield Renewable Holdings Corporation

(Date)

EXHIBIT “C”

Notice of Class A.2 Redemption

NOTICE OF CLASS A.2 REDEMPTION

To:	Class A.2 Shareholders of Brookfield Renewable Holdings Corporation (the “Company”)

This notice is given pursuant to Section 27.20 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The Company hereby notifies the Class A.2 Shareholders that the Company desires to redeem all of the issued and outstanding Class A.2 Shares in accordance with the Articles.

The Company acknowledges that this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Class A.2 Shares on the Specified Class A.2 Redemption Date for the Class A.2 Redemption Consideration and on the other terms and conditions set out in the Articles.

Brookfield Renewable Holdings Corporation

(Date)

EXHIBIT “D”

Notice of Class B Retraction

NOTICE OF CLASS B RETRACTION

To:	Brookfield Renewable Holdings Corporation (the “Company”)

This notice is given pursuant to Section 28.12 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

__ all Class B Share(s) registered in the name of the undersigned; or

__ _____ Class B Share(s) registered in the name of the undersigned.

The undersigned acknowledges that this notice is and will be deemed to be an irrevocable offer by the undersigned to sell the Tendered Class B Shares to the Company on or prior to the Specified Class B Retraction Date for the Class B Retraction Amount and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class B Shares, the Company will only be obligated to redeem the maximum number of Tendered Class B Shares (rounded down to a whole number of Class B Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company that the undersigned has good title to, and owns, the Class B Share(s) to be acquired by the Company, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class B Shareholder)

(Guarantee of Signature)

☐ Please check this box if the Cash Amount resulting from the acquisition of the Tendered Class B Shares is to be mailed to the last address of the Tendering Class B Shareholder as it appears on the register of the Company.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Company may require, must be delivered to the registered office of the Company in Vancouver, British Columbia. Any payment resulting from the acquisition of the Tendered Class B Shares will be made payable to the name of the Tendering Class B Shareholder as it appears on the register of the Company and payment resulting from such acquisition will be delivered to such Tendering Class B Shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class B Shareholder

NOTE: If this Notice of Class B Retraction is for less than all of the Class B Share(s) represented by this certificate, a certificate representing the remaining Class B Shares of the Company will be issued and registered in the name of the Tendering Class B Shareholder as it appears on the register of the Company.

EXHIBIT “E”

Notice of Class C Retraction

NOTICE OF CLASS C RETRACTION

To:	Brookfield Renewable Holdings Corporation (the “Company”)

This notice is given pursuant to Section 29.9 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

__ all Class C Share(s) registered in the name of the undersigned; or

__ _____ Class C Share(s) registered in the name of the undersigned.

The undersigned acknowledges that this notice is and will be deemed to be an irrevocable offer by the undersigned to sell the Tendered Class C Shares to the Company on or prior to the Specified Class C Retraction Date for the Class C Retraction Amount and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class C Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class C Shares, the Company will only be obligated to redeem the maximum number of Tendered Class C Shares (rounded down to a whole number of Class C Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company that the undersigned has good title to, and owns, the Class C Share(s) to be acquired by the Company, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class C Shareholder)

(Guarantee of Signature)

☐ Please check this box if the Cash Amount resulting from the acquisition of the Tendered Class C Shares is to be mailed to the last address of the Tendering Class C Shareholder as it appears on the register of the Company.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Company may require, must be delivered to the registered office of the Company in Vancouver, British Columbia. Any payment resulting from the acquisition of the Tendered Class C Shares will be made payable to the name of the Tendering Class C Shareholder as it appears on the register of the Company and payment resulting from such acquisition will be delivered to such Tendering Class C Shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class C Shareholder

NOTE: If this Notice of Class C Retraction is for less than all of the Class C Share(s) represented by this certificate, a certificate representing the remaining Class C Shares of the Company will be issued and registered in the name of the Tendering Class C Shareholder as it appears on the register of the Company.